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                                                                  EXHIBIT (a)(1)

                                                                        12/14/00

To: All Dealers
From: Bob Lindal

Over the last few years, Lindal Cedar Homes has made many changes to improve our products, processes, and financial stability. Today I am pleased to announce a very positive change in our company that will help to continue and even accelerate that process and position us for continued growth in the future.

Today, the company announced a "Self Tender" which offers to buy all the shares of Lindal Cedar Homes, Inc. not owned by the Lindal Family. The end result, if successful, will be that the company will be owned entirely by the family and will no longer be a public company effective about February 2001.

The decision to take the company private has been a voluntary one by the family and the board and is not due to any action by the SEC, Banks or anyone else. The self tender could spawn rumors by competitors about concerns over the financial health of the company. They would simply not be true. You can be confident in your discussions with clients about the future of the company and help dispel any rumors that you may hear.

The company is very healthy, with years of profitability and strong cash flow. The family has arranged for financing to accomplish this stock buyback and handle corporate financial needs for the future. The family believes strongly in the future of the company just as we have for the last half-century. We are confident that Lindal Cedar Homes, Inc. will continue to be a great company for Dealers for the next century too.

I see very little change. The company will save hundreds of thousands of dollars annually due to not having all the expenses of maintaining a "public" company. We expect and want to grow the company as we have grown it over the years. We will grow our capabilities as a company and expand our programs to help our dealers sell more homes, like the new PSP plans library. We will all share in the lower costs and the efficiencies. We will continue our support for and meetings with all dealers, continue the DAC and the role of the Dealer Director on a new advisory board of directors. We have great plans for the future and I honestly feel we will see the improvements.

I am sure that you may have some questions about this and how it will affect you. We will address the future at length in the annual dealer meeting next month in Seattle. We also will have a conference call with the DAC where we can discuss these issues further.

CONFERENCE CALL WITH DEALERS

I would like to arrange a conference call next week and give all dealers the opportunity to participate. As the self tender "open time" does somewhat limit what we can say, I can only address things that are covered in the Self Tender paperwork - as well as business issues going forward.

The call in number is 1-888-311-9051, then wait for instructions to enter the entry code, 82310#. Do not use a speakerphone or a cell phone and call from a quiet place, otherwise you may not be able to hear. The time will be on Monday



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December 18th at 10 AM PST. The call will be set up similar to the method used for analyst press conferences and even some "town meetings". Everyone can hear everything that is said but only the DAC and I will be able to talk. If you have a question, you can email it in advance to me or your DAC member. I will also have the ability to get emails during the session so you can email me at janaw@lindal.com.

BACKGROUND

Those of you who are shareholders will be receiving a large detailed "self tender" document that will give you all the details . In any case, I thought I would distill down for the rest of you just what the effect of all this will be.

The control of Lindal Cedar Homes, Inc. will be effectively unchanged. We will go from a public company with a majority ownership within the Lindal Family to a private company totally owned by the family. The primary difference will be that we will no longer have to go through the expensive legal and accounting process of issuing public quarterly press releases and file the volumes of documents every quarter with the SEC. Those processes made that information "public" and therefore available to competitors.

The primary reason for going public nearly 30 years ago was to raise money to expand the business. In terms of market valuation, we are now small compared to nearly all other public companies even though we are larger than nearly all our housing competitors. The market for our stock is smaller still as nearly two thirds is held by family members and insiders and thus not available for trading.

We actually fit the definition of what is called, by some investment professionals, an "Orphan Public Company". This is a small public company with so little trading volume that brokerage firms can't get enough volume to satisfy their clients should one of their financial analysts follow the company. This leads to a lack of interest and the "Orphan" status. The spiral leads to less volume, lower prices and a problem of liquidity for shareholders -- they can not sell shares to get cash, i.e. "liquid". The stock trades so little and at such low prices that not many shareholders can or would sell anyway. And they couldn't sell enough stock to get liquid. This lack of liquidity has been a problem for years and has been a regular topic of Board consideration.

We believe this is truly a WIN-WIN proposition for everyone. I am confident you will see the benefits for yourself and all the other stakeholders in the company. I look forward to talking with you shortly.

Thank you very much

Bob Lindal